CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

February 7, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed January 7, 2022
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated January 24, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form 10-12G

Introductory Comment, page ii

1. We note your disclosure in response to our prior comment 5. Please include a standalone paragraph with comparable disclosure addressing the impact of the HFCAA on your business in addition to the bullet you have included in the Risk Factors summary.

Response: We have included a standalone paragraph with the requested disclosure on page ii.

Howey Analysis, page 5

2. Please clarify whether the creators of the NFTs can program them for royalties arising from subsequent sales and, if so, revise your legal analysis accordingly.

Response: We have obtained access to the media product underlying the NFT through licensing arrangements or direct ownership. We sell access rights to the media product. Holders of such access rights have the ability to view the media product (if the underlying product is a movie) or attend a live event (if underlying product is the right to attend a live event). As such, we do not receive royalties from secondary sales of the NFT’s. The NFT serves as the underlying technology providing access identification to the underlying media (video/music).

3. It is not clear to us why you are calling the tokens NFTs in light of the fact that the tokens within each series (i.e., tokens relating to a particular movie or event) appear to be fungible. Please advise or revise accordingly.

Response: Our hybrid NFT’s consist of the access right to an underlying media product or experience and the blockchain/NFT technology which assists in verifying and authenticating each individual access right which are unique (similar to different seats at a concert or movie venue). The value of the h-NFT is the access right and not the blockchain/NFT technology. The blockchain/NFT technology serves to identify and authenticate each individual right. Because we tie the access right to the blockchain/NFT technology, we label our products a hybrid NFT, and not a true NFT. As such, we have amended references in the registration statement from NFT to h-NFT.

4 We note the statement that the company does not intend to operate an “exchange” for the NFTs. However, the disclosure indicates that you intend to operate a “media platform” through which NFT holders can sell NFTs. Please either explain to us the basis for this statement or remove it.

Response: We operate an online marketplace where h-NFT holders can sell re-sell their h-NFTs. We have amended references to the media platform to an online marketplace.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW